SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005


                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Exhibit 1 June 21, 2005 Press Release Announcing Preliminary Results for the Fourth Quarter and Full-Year of Fiscal 2005.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company



By:    /s/ Leonard Fertig
       --------------------------------
       Leonard Fertig
       Chief Executive Officer


Date:  June 21, 2005

                                    EXHIBIT 1

FOR IMMEDIATE RELEASE

                Futuremedia Announces Preliminary Results for the
                   Fourth Quarter and Full-Year of Fiscal 2005

                    -Provides Fiscal 2006 Financial Guidance-

       -Revenue Growth Expected to Accelerate/On Track to Achieve Monthly
                    Profitability as Early as October 2005-

Brighton, UK - June 21, 2005 - Futuremedia plc (NasdaqSC: FMDAY), a leading European e-learning and managed benefits services provider, today announced unaudited financial results for its fourth quarter and full fiscal year 2005 ended April 30, 2005.

For the twelve month period ended April 30, 2005, the Company's revenues were GBP 15.7 million ($29.9 million), a decrease of 16% compared to revenue of GBP
18.7 million ($35.6 million) for the same period last year. In addition, during FY 2005 the Company recorded deferred revenues of GBP 1.7 million ($3.1 million) that will be booked over the next 36 months. As previously announced, full-year sales declined year-over-year primarily due to late deliveries of equipment and lower than expected take-up rates in Home Computing Initiative (HCI) programs.

For the twelve months ended April 30, 2005, Futuremedia reported an operating loss of GBP 4.1 million ($7.8 million), compared to an operating loss of GBP 705 thousand ($1.3 million) for the twelve months ended April 30, 2004. This operating loss is due primarily to increased direct costs and overheads that were not supportable by the volume of sales.

The Company's net loss was GBP 3.95 million ($7.55 million) for the twelve months ended April 30, 2005, compared to a net loss of GBP 1.66 million ($3.2 million) for the same period last year.

"With the reorganization of Futuremedia largely completed, we believe that we have significantly improved our ability to capture the growth opportunities in front of us," stated Leonard M. Fertig, CEO. "Following a thorough review of our organization, during the past five months we took a number of steps to further expand and improve our product offering and strengthen our sales and marketing capabilities, while concurrently reducing our operating costs and streamlining our operations. We believe that we have effectively addressed the key issues that impacted our fiscal 2005 results. Looking ahead, our sales pipeline is robust, customer satisfaction for our product is exceptional and we are seeing improving enrolment rates for our employee benefits services. As an early-stage leader in an industry with tremendous growth potential, we are confident that we will accelerate our growth, while converting an increasing amount of our revenues into profits as the year unfolds."

Guidance

Futuremedia currently expects fiscal 2006 full-year total revenue of GPB 20-24 million ($37-44 million) and net profit of GPB 1.0-1.5 million ($1.8-2.7 million). The Company believes it will reach profitability on a monthly basis as early as October 2005. In addition, Futuremedia expects its installed base of homes under the UK's Home Computing Initiative, approximately 28,000 at fiscal year-end 2005, to increase to 49,000 with approximately 7,000 additional homes signed up for its other benefits programs at fiscal year-end 2006.

Notice of Extraordinary General Meeting

Futuremedia will hold an Extraordinary General Meeting on July 28, 2005 at 9.30 am U.K. time at its offices in Brighton, England. The meeting is being held for the purpose of obtaining shareholder approval of various new stock option plans and related matters. Further details are set out in a letter to shareholders dated June 17, 2005, which has been filed on Form 6-K filed with the Securities and Exchange Commission and is also available on the Company's website (www.futuremedia.co.uk).

Conference Call

Futuremedia's management will host a conference call today, June 21, 2005 at 3 p.m. U.K. time (10 a.m. Eastern Time) to discuss the Company's financial performance and outlook. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-582-2830 in the United States and internationally ten minutes before the stated start time. The call will also be broadcast live on the Investor Relations portion of the company's website located at www.futuremedia.co.uk.

A replay of the conference call will be available through July 5, 2005, and can be accessed by dialing +1-973-341-3080 in Europe and 877-519-4471 in the United States. The pass code for the replay is 6156483. Also, an archived replay of the conference webcast will be available on the company's website for 12 months.

About Futuremedia:

Futuremedia  plc  is  a  leading  provider  of   next-generation,   value-driven
e-learning  content and  services to public and  private  sector  organizations.
Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks relating to the Company's ability to operate profitably in the future, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.



Contact Information:
Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
212-986-6667
ir@futuremedia.co.uk

                                 FUTUREMEDIA PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                     Year ended April 30                   Quarter ended April 30
                                                         ------------------------------------------      ---------------------------
                                                                (in 000's except share data)            (in 000's except share data)
                                                            2005            2005           2004            2005             2004
                                                         ----------      ----------      ----------      ----------      ----------
                                                          ($000's)       (GBP000's)      (GBP000's)      (GBP000's)      (GBP000's)
Revenues                                                     29,854          15,651          18,661           3,144          11,551

Cost of revenues                                             27,487          14,410          16,532           2,905          10,280
                                                         ----------      ----------      ----------      ----------      ----------

Gross profit                                                  2,367           1,241           2,129             239           1,271

Operating expenses
Sales and marketing                                           3,229           1,693             496             185             245
General and administrative                                    6,726           3,526           1,955           1,121             579
Facilities expenses                                             603             316             155             103              63
National Insurance on stock options                            (382)           (200)            234             (59)            234
                                                         ----------      ----------      ----------      ----------      ----------

Total operating expenses                                     10,176           5,335           2,840           1,350           1,121

Operating profit/(loss)                                      (7,809)         (4,094)           (711)         (1,111)            150

Net Interest                                                    227             119              22              49              22

Profit on sale of shares                                        103              54              --              36              --

Share of profit/(loss) from equity investment
including goodwill impairment                                  (654)           (343)           (287)             (2)            (57)

Stock compensation arising from Variable Option
accounting                                                      584             306            (686)             18             (22)

Net income                                                   (7,549)         (3,958)         (1,662)         (1,010)             93
                                                         ==========      ==========      ==========      ==========      ==========

Net Income per share basic and diluted                        (0.09)          (0.04)          (0.02)          (0.01)           0.00

Weighted average common shares outstanding               88,559,951      88,559,951      83,811,982      91,085,926      86,912,528

                                 FUTUREMEDIA PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                               April 30,             April 30,            April 30,
                                                                 2005                  2005                 2004
                                                               ---------            ---------            ---------
                                                                ($'000)             (GBP'000)            (GBP'000)
ASSETS

Current assets
Cash and cash equivalents                                         2,068                1,084                4,651
Accounts receivable                                               2,465                1,292                2,693
Work in progress                                                  1,482                  777                  875
Inventories - finished goods                                      1,167                  612                  634
Prepaid expenses and other current assets                         1,511                  792                  498
                                                                -------              -------              -------
Total current assets                                              8,693                4,557                9,351

Fixed Assets
Property and equipment at net book value                            600                  315                   96

Other assets
Goodwill                                                            158                   83                   83
Intangible assets                                                 1,616                  847                  376
Investment in Luvit AB                                               --                   --                  639
                                                                -------              -------              -------
TOTAL ASSETS                                                     11,067                5,802               10,545
                                                                =======              =======              =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable                                                  4,366                2,289                1,916
Other accounts payable and accrued expenses                       2,881                1,510                3,907
Deferred revenue                                                  6,800                3,565                2,990
                                                                -------              -------              -------
Total current liabilities                                        14,047                7,364                8,813

Stockholders' equity
Ordinary shares of 1 1/9p each
Authorized - 125,000,000 Issued and outstanding                   1,946                1,020                  969
Preference shares of 2p each
Authorized - 2,000,000 None issued                                   --                   --                   --
Additional paid-in capital                                       36,733               19,257               18,642
Accumulated deficit                                             (41,659)             (21,839)             (17,879)
                                                                -------              -------              -------
Total stockholders' equity                                       (2,980)              (1,562)               1,732
                                                                -------              -------              -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       11,067                5,802               10,545
                                                                =======              =======              =======

                                 FUTUREMEDIA PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
                                   (Unaudited)

                                                                       Twelve months ended April 30         Quarter ended April 30
                                                                       ----------------------------         ----------------------
                                                                         2005                2005                    2005
                                                                        ------              ------                   ----
                                                                        $'000              GBP'000                  GBP'000
Operating activities
Net loss                                                                (7,550)             (3,958)                (1,010)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation                                                               217                 114                     38
Amortization of intangible assets                                          334                 175                     43
Profit on disposal of investment                                          (103)                (54)                   (54)
Loss on disposal of fixed assets                                             6                   3                      3
Loss from equity investment including goodwill
impairment                                                                 654                 343                     19
Stock compensation arising from Variable option
accounting                                                                (584)               (306)                   (19)
Accounts receivable                                                      2,945               1,544                   (560)
Work in progress                                                           187                  98                    257
Inventories - finished goods                                                43                  22                    327
Prepaid expenses and other current assets                                 (212)               (111)                     0
Deferred Income                                                          1,097                 575                     16
Accounts payable                                                          (759)               (398)                   456
Other accounts payable and accrued expenses                             (3,419)             (1,792)                  (610)
                                                                        ------              ------                   ----
Net cash used in operating activities                                   (7,144)             (3,745)                (1,094)
                                                                        ------              ------                   ----
Investing activities
Acquisitions                                                              (851)               (446)                  (446)
Capital expenditures                                                      (612)               (321)                   (40)
Proceeds on disposal of investment                                         668                 350                    350
Proceeds on disposal of fixed assets                                         6                   3                      3
                                                                        ------              ------                   ----
Net cash used in investing activities                                     (789)               (414)                  (133)
                                                                        ------              ------                   ----
Financing activities
Proceeds of share issues                                                 1,202                 630                    541
Share issue costs                                                          (71)                (37)                   (37)
                                                                        ------              ------                   ----
Net cash used in financing activities                                    1,131                 593                    504
                                                                        ------              ------                   ----
Effects of exchange rate changes                                            (2)                 (1)                    (1)
Net decrease in cash and cash equivalents                               (6,802)             (3,566)                  (723)
Cash and cash equivalents at beginning of period                         8,872               4,651                  1,807
                                                                        ------              ------                   ----
Cash and cash equivalents at end of period                               2,068               1,084                  1,084
                                                                        ======              ======                   ====